Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

SONIC TECHNOLOGY SOLUTIONS INC.

“Formerly Sonic Environmental Solutions Inc.’

August 23, 2007

The Management Discussion and Analysis should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 and the unaudited interim consolidated financial statements for the six month period ended June 30, 2007.

The significant accounting policies are outlined in Note 2 to the Financial Statements of the Company for the year ended December 31, 2006. These accounting policies have been applied consistently for the six months ended June 30, 2007. On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 1530, Comprehensive Income. All amounts are recorded in Canadian dollars unless otherwise noted.

Company Overview

Sonic Technology Solutions Inc. (“Sonic” or the “Company”) is a technology company listed on the TSX Venture Exchange (SNV-TSXV). The business of the Company is the commercialization of applications of its patented sonic generator and related technologies in environmental and industrial processes. Sonic’s business strategy is to develop and commercialize processes that benefit or rely on the low frequency sonic energy generated by Sonic’s industrial scale sonic generators, hereinafter referred to as a “Sonoprocess” (a chemical, biological or physical process enhanced or enabled by sonic energy). With this competitive advantage the Company also takes advantage of commercial synergies of related technologies and operations.

Environmental Operations

To date the Company has focused primarily on the commercialization of its Polychlorinated Biphenyl (“PCB”) de-chlorination Sonoprocess in the environmental remediation sector and has established operations in Canada. Sonic developed and patented the PCB de-chlorination Sonoprocess and has taken it to full scale operation for the treatment of contaminated soils and wastes. This de-chlorination Sonoprocess renders the PCB non-toxic. In conjunction with its PCB Sonoprocess the Company also operates the Terra-Kleen solvent extraction technology which removes the PCB from the soil and leaves it in a concentrate feed for the PCB Sonoprocess. These extraction and de-chlorination processes can be operated separately or as an integrated system (the “Sonic Treatment System”) and the Company undertakes site remediation projects with operations in Western Canada and Ontario, and business development activities across Canada and the United States.

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Regulatory Approval. In Canada, the Company is approved to deploy the Sonic Treatment System in British Columbia, and in Ontario is approved for extraction with de-chlorination approval in progress. The extraction part of the Sonic Treatment System is exempted from requiring regulatory approval by the EPA in the USA, and is approved for use and commercially available in Japan through a licencee, Mitsubishi Heavy Industries Inc. (“Mitsubishi”), and in Australia through a licencee, Veolia Environmental Services (“Veolia”).

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Contaminated Site Projects. The Company’s first site remediation project with Juker Holdings was to demonstrate the remediation and removal of up to 3000 tonnes of PCB contaminated soil which had been contained on the site. The project enabled the Sonic Treatment System to be demonstrated, and improvements and adaptations led to the fully complete system design now in wider use. Treatment at the site was completed early in 2007. The site has been returned to the owner and a final site closure report filed with the Ministry of Environment. The Company also undertook a project in Sault Ste. Marie, Ontario for over 625 tonnes; this project was completed on schedule earlier in 2007. The Company is currently continuing operations at a site in the Greater Toronto Area (GTA) where in excess of 1700 tonnes of contaminated soil have been treated.

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Remediation Facilities. The Company operates one complete Sonic Treatment System which can also be deployed for dechlorination only or extraction only. The sonic generator, for a second dechlorination system, is expected to be deployed in a second system in Ontario. The extraction system is suitable for one large site or it can be deployed on two smaller sites. Expansion of extraction facilities will be accommodated to meet demand. The Company also has a small demonstration extraction system deployed by Veolia in Australia and this is expected to be incorporated into the licencees first full system.

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International Operations. The Company established an office in San Diego, USA through the 2005 acquisition of Terra-Kleen, which has a 13 year track record of operations with EPA recognition, including a regulatory exemption from the EPA treatment technology regulatory approval process. In the USA, the Company is exploring projects in regions where there are regulatory and other pressures which make the Sonic Treatment System the most attractive and intends to operate such projects directly. The extraction stage of the Sonic Treatment System has been licensed to Mitsubishi in Japan and to Veolia in Australia. Sonic is in discussions with operating partners in other major target markets such as Europe and South America. In Canada, the Company is working more directly on opportunities with logistics partners.

The Company is seeking to build environmental operations by establishing joint ventures and licensees for the Sonic Treatment System with established environmental remediation companies. Where possible, this accelerates market access and reduces operational costs.

Oil Sands and Heavy Oil Sonoprocess Development

The Company’s Technology Advisory Board has identified several areas that the Company has now prioritized for the development and commercialization of further Sonoprocess applications based on the size of market opportunities and the added value, and in particular where “market pull” can be identified.

The Company’s strategy for development of these opportunities is to partner with companies with the ability to direct and co-fund the development and take the Sonoprocess to market effectively. Through such joint ventures Sonic can afford to develop more opportunities with the greatest chance of success.

The Company entered into a licencing joint venture with PetroSonic Energy Systems Inc. (“PetroSonic”) to develop and market heavy oil upgrading and processing systems utilizing a system based on a Sonoprocess technology. The first phase of test work for this venture commenced in August, 2007. Pursuant to the licensing arrangement, PetroSonic’s initial shareholders will fund the development testing to a proof of concept stage. If proof of concept is successful, Sonic will receive a 40 percent interest in PetroSonic. PetroSonic will then be obligated to proceed to fund, engineer and install a prototype plant, with Sonic entitled to contribute to the funding in order to maintain its pro rata ownership share of PetroSonic. If the prototype plant is successful, PetroSonic will be entitled to an exclusive licence for the use of Sonic’s relevant proprietary Sonoprocess technology for the purposes of heavy oil upgrading, subject to paying a royalty to Sonic.

Subsequent to the end of the period, the Company announced that its wholly-owned licenced subsidiary SonoOil Inc. (“SonoOil”) had entered into an agreement with Shell Canada Energy (“Shell”), for the application of sonic energy to improve oil sands processing. Under the Agreement, Shell and SonoOil will jointly develop process improvements stemming from the use of Sonic’s core technology. Shell and Sonic will jointly build upon preliminary work carried out by Sonic in a phased work program to develop a process and pilot plant concept. Subsequently, if successful, Shell will be primarily responsible for the pilot plant process design and construction while Sonic will be responsible for applying its sonic generator technology. Successful pilot plant operations could then lead to implementation. Albian Sands Energy Inc. is also a signatory to the agreement and is the operator under the Athabasca Oil Sands Project, a joint venture between Shell, Western Oil Sands Inc. and Chevron Canada Limited. Shell and Sonic will collaborate and benefit in the commercial application of successful development and testing. This is SonoOil’s first collaboration project.

Management

Sonic’s Board of Directors monitors the performance of management against the following criteria:

-	Growth of the Company’s environmental operations.

-	Development of further Sonoprocess business opportunities.

-	Prudent management of corporate resources

Sonic’s management team is focused and committed to executing the vision for the Company and its shareholders. The Company will continue to build and strengthen its human resource capital by:

-	Key experienced additions to meet the operational growth objectives of the Company.

-	Strengthening and expanding the technical and business advisory boards of the Company.

-	Additions to the Board of Directors that directly assist in meeting growth and operational objectives.

Second Quarter Highlights

During the second quarter of 2007, the Company completed decommissioning at its first demonstration project (Juker Holdings in Delta, B.C.) and returned the site to the owners. Subsequent to the end of the quarter, the Company filed its site closure report with the BC Ministry of Environment. Operations continued at a site in the Greater Toronto Area (“GTA”) and subsequent to the end of the quarter the Company had caught up the backlog caused after a short winter site closure. Further details are given below:

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Operations at the Company’s first project at the Juker Holdings site in Delta, B.C. were completed, all treated soil and dechlorinated concentrate has been removed from the site, the site paved and returned to the owner. Subsequent to the end of the quarter, the Company also completed a third party closure report for the project in accordance with its permit from the BC Ministry of Environment.

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At the Company’s PCB remediation project site in the GTA, the Company continued operations of a full extraction stage of the Sonic Treatment System and has now eliminated the treatment backlog caused by a brief winter site closure. The project is a brownfield industrial site with varying levels of PCB contamination up to 20,000 ppm. Sonic has successfully treated the PCB contaminated soil to target levels as required by the province of Ontario’s Ministry of the Environment and has now optimized the treatment to a capability of 1000 tonnes per month if the current system is fully utilized. The Company is treating additional soil through an extension of the original contract.

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The Company was notified that it had been approved to receive funding from Sustainable Technology Development Canada for demonstration of its fully integrated Sonic Treatment System at a site for the Toronto Waterfront redevelopment. The project is contingent upon conclusion of a commercial contract for PCB extraction.

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The company’s Australian licencee, Veolia, successfully concluded demonstrated treatment of PCB contaminated soil at its first site remediation project in Melbourne, Australia. Veolia has licensed Sonic’s Terra-Kleen extraction process for use at site remediation projects throughout Australia. Sonic provided Veolia with on-site training and support and Veolia is ramping up sales efforts to secure follow-on projects.

–	The Company has held discussions with possible licencees in Mexico, Europe and North America to advance the Company’s long-term strategy of developing a global network of operating licencees.

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The Company has also held discussions with potential regional licencees in Canada and has set forth conditions under which it may enter into one or more such licences. In conjunction with this the Company has discussed terms under which it may access an existing facility.

–	During the quarter, the Company completed a Licence Agreement with PetroSonic relating to the development and commercialization of a Sonoprocess for the upgrading and processing of heavy oil.

–	At the Company’s Annual General Meeting shareholders approved a change in the name of the Company to Sonic Technology Solutions Inc. The Company has established a new wholly-owned subsidiary to operate under the name Sonic Environmental Solutions Inc., which will assume environmental remediation operations of the Company in Canada. At the meeting, shareholders also approved the re-election of all Directors except Mr. Doug Forster who declined to be re-nominated due to other commitments.

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During the quarter, the Company’s new corporate offices were being readied together with its new Sonoprocess Development Centre which will enable all of the Company’s testing and development facilities to be co-located at a new location in Vancouver. Combining these facilities will improve efficiencies and reduce the Company’s rent expense.

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On April 30, 2007, the Company closed a private placement issuing 10,064,000 units of the Company at a price of $0.45 per unit for gross proceeds of $4,528,800. Each unit consisted of one common share and one half of one share purchase warrant, with a full share purchase warrant exercisable into one common share at a price of $0.60 for 24 months. As part of the private placement, the Company paid a cash commission of $317,016, equal to 7% of the gross proceeds of the financing, together with a broker warrant exercisable to acquire 1,006,400 of the units sold under the offering, exercisable at a price of $0.45 per unit, equal to 10% of the units sold under the offering.

Outstanding Share Data

Set out below is the outstanding share data of the Company as at August 23, 2007. For additional detail, see Note 9 to the unaudited interim consolidated financial statements for the period ended June 30, 2007.

At August 23, 2007	Number
Outstanding
Common shares	41,324,068
Options to Purchase Common Shares	3,732,000
Warrants to Purchase Common Shares	15,712,261

Results of Operations

	Six months ended		Three months ended
	Jun 30, 2007 (Unaudited)	Jun 30, 2006 (Unaudited) “Restated”	Jun 30, 2007 (Unaudited)	Jun 30, 2006 (Unaudited) “Restated”
REVENUE	$783,053	$750,902	$621,647	$507,328
OPERATING COSTS	$1,387,910	$1,335,706	$603,044	$720,802
EXPENSES
Advertising	$63,291	$81,242	$31,042	$30,441
Amortization of deferred development and intangible asset costs	$219,488	$229,504	$109,744	$114,555
Amortization of property and office equipment	$54,589	$66,140	$24,493	$26,307
Automobile	$44,379	$38,195	$24,548	$17,557
Bank charges	$1,330	$1,647	$422	$723
Insurance	$62,683	$80,511	$35,466	$35,098
Legal and accounting	$241,278	$166,668	$173,533	$88,011
Office, postage and printing	$33,631	$41,827	$17,997	$21,585
Rent	$113,154	$117,376	$48,166	$58,398
Research and development	$17,235	$28,196	$7,356	$17,087
Salaries and wages	$612,346	$792,578	$285,608	$403,658
Salaries and wages - stock compensation	$175,405	$247,021	$83,878	$116,220
Shareholder relations	$25,965	$34,885	$23,141	$32,501
Shareholder relations - stock compensation	$56,414	$39,630	$28,207	$19,815
Telephone and utilities	$39,544	$38,898	$18,895	$16,764
Trade shows	$17,524	$16,202	$-	$7,195
Transfer agent, regulatory fees	$33,163	$19,422	$19,865	$11,002
Travel and promotion	$93,158	$122,938	$43,412	$53,954
TOTAL EXPENSES	$1,904,577	$2,162,880	$975,773	$1,070,871
Interest Income (net of expense)	$28,765	($72,147)	$19,514	($29,683)
Miscellaneous Income	$45,000	$-	$45,000	$-
Provision for income tax	($970)	$5,890	$32	$5,890
Foreign exchange gain/(loss)	($7,087)	($8,761)	$7,882	($1,619)
LOSS FOR THE PERIOD	$2,429,552	$2,822,702	$884,742	$1,309,757

Revenues and Operating Costs

Sonic’s revenues include revenues that are attributable to the operations of both Sonic and Contech PCB Containment Technology Inc. (“Contech”). Contech’s core business revenues are attributable to the collection, consolidation and disposal of PCB contaminated wastes from transformers, ballasts and capacitors. Sonic’s revenues are attributable to its first three commercial contracts.

Total revenue for the six months ended June 30, 2007 was $783,053, as compared to $750,902 for the same period in 2006. Total revenue for the three months ended June 30, 2007 was $621,647 as compared to $507,328 for the same period in 2006. Revenues from PCB collection and disposal for the six months ended June 30, 2007 was $86,358 (2006 - $434,262) and $20,753 (2006 - $347,697) for the three months ended June 30, 2007. Revenue from the soil remediation process for the six months ended June 30, 2007 was $696,695 (2006 – $316,641) and $600,894 (2006 - $159,631) for the three months ended June 30, 2007. The consolidated financial statements recognize the full estimated loss, if applicable, for the project to completion as required by Canadian GAAP.

Operating costs for the six months ended June 30, 2007 were $1,387,910 as compared to $1,335,706 for the same period in 2006. Operating costs for the three months ended June 30, 2007 were $603,044 as compared to $720,802 for the same period in 2006. The Company has also included amortization of machinery and equipment in the operating costs.

General Expenses

The general overhead expenses for the six months ended June 30, 2007 were $1,904,577 as compared to $2,162,880 for the same period in 2006. The general overhead expenses for the three months ended June 30, 2007 were $975,773 as compared to $1,070,871 for the same period in 2006. Management continues to reduce general operating costs with only a few items showing increases.

The specific components of Sonic’s other operating expenses are disclosed below.

Advertising

Advertising expenses include the production of marketing materials for presentations and the preparation of business plans and packages for investors. In addition, Sonic engages the services of the investor relations firm Cavalcanti Hume Funfer Inc. (“CHF”). The monthly fee paid by Sonic to CHF is $7,500 per month.

Sonic has directed its advertising expenses towards the investment community as part of its ongoing liaison to maintain access to capital as and when required, and also to increase its profile in key market sectors and selectively choosing environmental publications for advertising. Although, the Company has reduced their overall expenditures in 2007 as compared to 2006 in investor presentations and printed material. During the second quarter, the Company engaged the services of a public relations firm in Ontario.

Amortization

Sonic’s amortization expenses are attributable to amortization of its computer equipment, furniture and office equipment, leasehold improvements, vehicles, deferred development costs,

patents and other intangible assets. Property and office equipment are amortized using the declining balance method. There have been no significant purchases and therefore this amount is expected to continue to be lower than the same period in 2006. The deferred development and intangible assets costs are being amortized over a ten year period.

Automobile

Sonic’s automobile expenses include expenses associated with vehicles leased by the company and related automobile expenses. In 2007, the Company had a greater number of employees traveling between project sites and research and development facilities resulting in an increase over 2006.

Insurance

Sonic’s insurance costs include general office insurance, equipment insurance, environmental liability insurance and director and officer liability insurance. The Company’s U.S. subsidiary’s policy has been combined with the corporate policy. The policy has been renewed in the second quarter. There was an increase due to the addition of Sonic Corp’s U.S. coverage; however the total insurance coverage will be less than the two separate policies and a decrease is expected over 2007.

Legal and Accounting Costs

Legal and accounting costs include legal and accounting professional fees incurred in connection with Sonic’s status as a publicly traded company. Sonic is a reporting issuer under the Securities Exchange Act of 1934 and is required to prepare its annual financial statements and Form 20-F with U.S. GAAP reconciliation on an ongoing basis. As a result, Sonic’s legal and accounting costs reflect the complexity of Sonic’s financial statements resulting from the consolidation of subsidiaries and U.S. GAAP reconciliation. Legal fees attributable to regulatory approval services and general patent costs are also included.

Office, Postage and Printing

Sonic’s office, postage and printing costs generally include office, postage and printing costs associated with Sonic’s leased premises, training seminars and recruiting. The office costs include general office supplies, computer maintenance and supplies, stationery and printing.

Rent

Sonic’s rent includes rent payable in connection with its head office in Vancouver, British Columbia, Contech’s facility in Richmond, British Columbia and the US Subsidiary’s facility in San Diego, California.

During the second quarter, the Company relocated its corporate offices to a new facility in Vancouver. The Company entered into a six year lease agreement beginning October 1, 2007. During the second quarter, the unamortized leasehold improvements were expensed to rent. In addition, the Company received $45,000 to terminate their lease at the former corporate offices.

Research and Development

Sonic’s research and development expenses include rent at Sonic’s research facility at the BC Research Complex, University of British Columbia, Vancouver, British Columbia and the demonstration facility in Richmond, British Columbia. R&D expenses also include the associated supplies at these facilities and development of future projects. R&D activities relate to proof of concept of new Sonoprocess applications and treatability studies for the PCB Sonoprocess.

Salaries and Wages

Sonic’s salaries and wages expenses include salaries, wages and benefits payable to the employees of Sonic and its operating subsidiaries, Contech and Sonic Corp.

Sonic recognizes a stock compensation expense in respect to directors, officers and employees as a result of options granted as part of an incentive program. Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method.

The 2007 salaries and wages expenses is less than 2006 with the departure of two senior management positions. The Company has filled these roles with current staff and expects to maintain these levels.

Shareholder Relations

Shareholder relation expenses include costs of communications with Sonic’s shareholders.

Sonic’s shareholder relations expenses include the annual report and annual general meeting. Sonic recognizes a stock compensation expense in respect to shareholders relations activities as a result of options granted for shareholders relations and advertising activities.

The Company incurred savings in 2007 as compared to 2006 with reduced costs associated with the Annual General Meeting and associated filings.

Telephone and Utilities

Sonic’s telephone and utility expenses include telephone and utility expenses associated with Sonic’s office premises and telecommunication costs for cellular phones and Blackberry devices used by Sonic’s personnel.

Trade Shows

Sonic’s trade show expenses include expenses associated with trade shows attended by Sonic for the purpose of increasing public awareness of its Sonoprocess technology.

Transfer Agent, Regulatory Fees

Sonic’s transfer agent and regulatory fees include fees payable to Sonic’s transfer agent and fees payable to securities regulatory authorities as a result of Sonic being a public company in Canada. During the second quarter of 2007, the Company had increased activity with both the trust agent and the securities regulatory authorities. This activity includes semi-annual release of shares from escrow and the change to the Company’s stock option plan at the Annual General Meeting.

Travel and Promotion

Travel and promotion expenses include business travel and travel related to Sonic’s pursuit of marketing of its Sonoprocess technology. These expenses included both domestic and international travel for the review of potential business opportunities and investor relations. The Company is continuing to reduce spending on travel.

Interest Expense

Sonic’s interest expense is attributable to interest expenses less the interest earned on Sonic’s liquid investments, including cash and cash equivalents.

Over 2007, the Company will see a significant decrease in interest expense due to the conversion of the debentures at the end of December 31, 2006.

Net Loss

Sonic’s net loss has increased in each period as Sonic’s expenses have increased in each period. The increase in costs is directly related to the Company proceeding to commercialization and deployment of its technology.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in the Company’s internal controls over financial reporting during the second quarter of 2007 that have affected, or which are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

RELATED PARTY TRANSACTIONS

As at June 30, 2007 $20,108 (2006 - $259,468) was owing to directors, officers and related entities. This amount is non-interest bearing, has no specific terms of repayment and was incurred in the normal course of operations.

Quarterly Information

The following financial information is for each of the eight most recently completed quarters of the Company.

	Total	Loss for the	Loss per
	revenues	period	share -
	(including		basic and
	interest)		diluted
June 30, 2007	$641,161	$884,742	$0.02
March 31, 2007	$170,885	$1,544,812	$0.05
December 31, 2006	$489,752	$2,579,004	$0.11
September 30, 2006	$425,052	$1,947,537	$0.09
June 30, 2006	$507,328	$1,284,800	$0.06
March 31, 2006	$243,574	$1,487,987	$0.09
December 31, 2005	$222,167	$2,636,353	$0.17
September 30, 2005	$299,827	$1,446,146	$0.08

Since the Company completed its acquisition of SESI Systems Inc. in December 2002 it has been focusing its efforts on commercializing its patented low frequency sonic generator technology.

Liquidity and Capital Resources Working Capital

Sonic had a working capital of $3,123,841 at June 30, 2007, compared with a working capital balance of $808,208 at December 31, 2006.

Cash and Cash Equivalents

Sonic had cash of $3,072,771 at June 30, 2007 compared to cash of $1,751,908 at December 31, 2006. The liquid portion of the working capital consists of cash. The management of this cash is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear and carry a low degree of risk. Some examples of instruments approved by Sonic are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for commercialization of Sonic's technology.

Cash Used in Operating Activities

During the second quarter, cash used in Sonic’s operating activities increased to $2,295,854 for the six months ending June 30, 2007 compared to $2,003,834 during the same period in 2006. For the three months ending June 30, 2007, cash used in Sonic’s operating activities was $1,214,940 as compared to $1,164,944 during the same period in 2006.

Cash Used in Investing Activities

For the six months ending June 30, 2007, Sonic used $433,258 of cash in investing activities compared to $186,909 for the same period in 2006. For the three months ending June 30, 2007, Sonic used $259,522 of cash in investing activities as compared to $219,294 for the same period in 2006. Cash used in investing activities included $415,421 for property, plant and equipment, and $17,837 of patent maintenance costs.

Cash Generated by Financing Activities

During the six months ending June 30, 2007, Sonic generated $4,049,975 in financing activities as compared to $2,327,290 for the six months ending June 30, 2006. For the three months ending June 30, 2007, Sonic generated funds from financing activities of $4,124,999 as compared to ($42,035) in the same quarter in 2006. This amount in the second quarter of 2006 related to the settlement of a long term loan. During the first quarter of 2007, the Company incurred share issuance costs of $75,024 which were amounts payable at the end of 2006 in relation to a private placement in 2006.

Requirement of Additional Equity Financing

Sonic has relied on equity financings for all funds raised to date for its operations. Sonic is presently working on commercializing its patented low frequency Sonic generator technology and related applications, with initial emphasis on commercializing its technology to remediate contaminated soils.

The ability of Sonic to recover the costs it has incurred to date on its technology is dependent on Sonic being able to successfully commercialize the technology and to operate its business. Sonic presently does not generate positive cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Sonic intends to continue relying upon the issuance of securities to finance its operations if required to the extent such instruments are issuable under terms acceptable to Sonic until Sonic attains profitable production.

At the end of June 30, 2007, Sonic had 3,732,000 stock options and 15,712,261 share purchase warrants outstanding. The outstanding stock options have a weighted average exercise price of $1.40 per share. The outstanding warrants have a weighted average exercise price of $0.82 per share. Accordingly, as at June 30, 2007, the outstanding options and warrants represented a total of 19,444,261 shares issuable for a maximum of $18,158,588 if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised.

Commitments

Sonic has signed premises, vehicle and photocopier operating lease agreements. The leases expire between July 2007 and September 2013. During the period, the Company entered into an agreement to terminate their lease agreement for their corporate offices and entered into a lease for its new offices commencing on October 1, 2007 for a term of six years. The future lease obligations are as follows:

Amount
2007	$47,965
2008	$147,931
2009	$144,414
2010	$129,062
2011	$117,450

No other material commitments have been made to date.

Outlook

The Company has successfully proven the viability of its core sonic generator technology, and has responded to interest from potential partners for other Sonoprocess applications, particularly in the oil and oil sands industry sector. In 2007, the Company is allocating resources to potential applications that the Company has identified, and will prioritize these efforts according to the ability of the Company to attract an industry development partner. Work in the oil and gas sector and potential collaboration arrangements are being advanced.

The Company is expanding environmental operations in Ontario to meet demand for the Sonic Treatment System in eastern Canada. Future projects are likely to require additional treatment capacity and the Company is exploring opportunities to access a fixed base operating remediation facility in Canada as a base for on-site remediation projects and as a receiving facility for smaller sites which cannot support on-site treatment.

The Company will continue to expand efforts to license the Sonic Treatment System both globally and within North America. The Company regards the synergies with established environmental remediation companies regarding the ancillary site work to make this the preferred business model.

Sonic will continue to focus on:

-	Growth of environmental operations through operating partnerships and licences.

-	Development of new Sonoprocess opportunities in other process industries.

Business Risks

The risks associated with Sonic's business include:

Market Risk

Sonic's business plan contemplates that it enter into agreements to remediate PCB contaminated soil using its proprietary technologies. To date, the Company has secured three soil remediation contracts in Canada and operates licensing arrangements in Japan and Australia for the Terra-Kleen process. In order to generate revenue and be commercially successful as an enterprise, it is important that Sonic obtain additional soil remediation contracts. There is no assurance that the

Company will be able to secure any additional contracts or otherwise generate revenues from soil remediation operations.

Technical Risk

Sonic has not operated long enough on a commercial scale to be certain about the scope of all costs of operation and about the variability of commercial site conditions that may affect the Company’s performance and operating costs. This uncertainty is particularly relevant in light of the recent integration of the Terra-Kleen process into our Sonoprocess operations with the objective of improving our overall PCB remediation capabilities. While the integrated operations at the Juker site have not resulted in any new substantive technical issues to date, there can be no assurance that the integration will ultimately be successful or that Sonic will otherwise avoid further technical difficulties that inhibit the efficient operation of Sonic's remediation operations. Factors that could increase costs of operation or decrease performance beyond that currently anticipated include higher than predicted rates of maintenance, unanticipated inefficiencies in operations and any breakdowns and malfunctions in plant equipment. In addition, all sites and conditions of contamination are different and treatability studies may not reveal all issues associated with successful remediation which could result in operating costs being higher than anticipated and processing rates of contaminated soils being lower than anticipated. Co-contaminants present in the soil may also limit the application of Sonic's process for remediation. The occurrence of any of these events could decrease the operational time, increase the cost of operation or prevent Sonic from completing its remediation projects.

Financial Risk

Since operations commenced in 2000 the Company has operated on a start-up basis. Like most start-up companies, Sonic has consistently incurred losses. The Company is attempting to transition its business from a start-up model to one that is based substantially on revenue growth and potential profitability, but has not achieved that goal at this point. Sonic cannot guarantee that it will achieve profitability in the future, and a failure to do so will negatively impact the Company's share value.

Development Risk

A key business objective is for Sonic to further develop Sonoprocess applications for a wide range of value-added industrial and environmental processes. Nevertheless, while the sonic generator itself has met or exceeded expectations to date, each Sonoprocess development carries with it a technical risk. The technical risk extends from proof of concept, through pilot plant, and finally commercial scale-up. Accordingly, there is no assurance that the Company will be able to commercialize or achieve profitability for any commercial applications of a Sonoprocess or realize additional revenues from other Sonoprocess technologies.

Insurance and Environmental Risk

Sonic's operations are governed by numerous laws and regulations at various levels of government. These laws and regulations regulate the operation and maintenance of facilities, the discharge of materials into the environment and other environmental protection issues. Sonic must obtain and comply with a number of permits and meet several environmental regulatory obligations in connection with PCB remediation operations. Under these laws and regulations, the Company could be liable for personal injury, clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. This includes liability in the event that employees are exposed to contaminated material. The Company maintains a comprehensive Environmental Health and Safety policy and has secured extensive insurance coverage to mitigate against such risks. Nevertheless, even if the loss from an environmental incident were covered by insurance, such an incident would likely have a negative impact on the financial condition of the Company. Furthermore, the costs of complying with environmental laws and regulations in the future may harm the Company's business, particularly if there are future changes in environmental laws and regulations that result in stricter standards and enforcement, larger fines and liability or increased capital expenditures and operating costs.

Regulatory Risk

Sonic has obtained regulatory approval of its Sonoprocess for treatment of PCB contaminated waste in British Columbia; however, this does not guarantee that regulatory approval will be received in other parts of Canada, or anywhere else. The Terra-Kleen PCB extraction process has been approved for use in Ontario and is recognized in U.S. Environmental Protection Agency regulations as not requiring further approval as a treatment process. The Company expects that this will also be the case in other regulatory jurisdictions that differentiate between treatment and extraction of a contaminant. In most places, regulatory approval is required before the Company will be able to use its treatment technologies commercially. If regulatory approval is not obtained, Sonic will not be able to use its PCB Sonoprocess to complete soil remediation contracts outside of British Columbia.

Management Risk

Sonic’s directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which Sonic may participate, the directors and officers of Sonic may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If a conflict of interest arises, Sonic will follow the provisions of its governing corporate legislation dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of Sonic’s directors, disclose his interest and refrain from voting for or against the approval of such a participation or such terms unless otherwise permitted. In accordance with the laws of the Province of British Columbia, the directors and officers of Sonic are required to act honestly, in good faith and in the best interests of Sonic.

FORWARD LOOKING STATEMENTS

Certain statements made herein, other than statements of historical fact relating to the Sonic, are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, participation in projects and financing, the outcome of development activities in the heavy oil and oil sands sector the expected timing and success for receipt of licensing for use of the Sonoprocess in Ontario and other jurisdictions, the timing and scope of future soil remediation contracts, the potential for joint ventures, licensing or other arrangements involving the soil remediation business and other Sonoprocess applications and other statements that are not historical facts. When used in this MD&A, the words such as , “could”, “plan”, “estimate”, “expect", “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” elsewhere in this MD&A and in the Company’s Annual Report on Form 20-F. The reader is cautioned not to place undue reliance on forward-looking statements.